UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2025

Commission file number: 001-42124

GAUZY LTD.

(Translation of registrant’s name into English)

14 Hathiya Street

Tel Aviv, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

On May 13, 2025, Gauzy Ltd. (the “Company”) issued a press release entitled “Gauzy Ltd. Announces First Quarter 2025 Results”. In addition, on the same day, the Company issued condensed consolidated interim financial statements (unaudited) as March 31, 2025 together with the Company’s Operating and Financial Review and Prospects for the same period.

Exhibits 99.2 and Exhibit 99.3 of this Form 6-K are hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (File No. 333-283572), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	Press release titled: “Gauzy Ltd. Announces First Quarter 2025 Results”.
99.2	Condensed Consolidated Interim Financial Statements (unaudited) as of March 31, 2025.
99.3	Operating and Financial Review and Prospects as of March 31, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gauzy Ltd.

Date: May 13, 2025	By:	/s/ Eyal Peso
	Name:	Eyal Peso
	Title:	Chief Executive Officer

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